UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )1

SpectRx, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

847635109 (CUSIP Number)

March 26, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 847635109	SCHEDULE 13G

1.	Name of Reporting Person I.R.S. Identification No. of above persons (entities only). Easton Hunt Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 1,666,660 6. Shared Voting Power 0 7. Sole Dispositive Power 1,666,660 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,666,660

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.8%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 847635109	SCHEDULE 13G

1.	Name of Reporting Person I.R.S. Identification No. of above persons (entities only). EHC GP, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 1,666,660 6. Shared Voting Power 0 7. Sole Dispositive Power 1,666,660 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,666,660

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.8%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 847635109	SCHEDULE 13G

1.	Names of Reporting Person. I.R.S. Identification No. of above persons (entities only). EHC, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 1,666,660 6. Shared Voting Power 0 7. Sole Dispositive Power 1,666,660 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,666,660

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.8%

12.	Type of Reporting Person (See Instructions) CO

Item 1.	(a)	Name of Issuer:

SpectRx, Inc.

	(b)	Address of Issuer’s Principal Executive Offices

6025 A Unity Drive Norcross, GA 30071

Item 2.	(a)	Name of Person Filing:

Easton Hunt Capital Partners, L.P.

	(b)	Address of Principal Business Offices

641 Lexington Avenue, 21st Floor New York, NY 10022

	(c)	Citizenship:

Delaware

	(d)	Title of Class of Securities:

Common Stock

	(e)	CUSIP Number:

847635109

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Exchange Act

	(b)	☐ Bank as defined in section 3(a)(6) of the Exchange Act

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Exchange Act

	(d)	☐ Investment company registered under section 8 of the Investment Company Act

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G)

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Not applicable

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 1,666,660 (1)

(b) Percent of class: 12.8% (2)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 1,666,660

(ii) Shared power to vote or to direct the vote: -0-

(iii) Sole power to dispose or to direct the disposition of: 1,666,660

(iv) Shared power to dispose or to direct the disposition of: -0-

(1) Includes warrants to purchase 833,330 shares of Common Stock and 83,333 shares of Preferred Stock presently convertible into 833,330 shares of Common Stock.

(2) Calculated on the basis of 11,376,279 shares of Common Stock outstanding on February 29, 2004, according to the Form 10-K of the Issuer for the fiscal year ended December 31, 2003.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

See “Exhibit A” attached hereto.

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2004	EASTON HUNT CAPITAL PARTNERS, L.P.

	By:	EHC GP, LP Its general partner

	By:	EHC, Inc. Its general partner

	By:	/s/ Richard P. Schneider
		Name:	Richard P. Schneider
		Title:	Vice President

EXHIBIT A

JOINT FILING AGREEMENT

Easton Hunt Capital Partners, LP EHC, LP and EHC, Inc. each hereby agrees that the Schedule 13G to which this Exhibit is attached and any amendments thereto relating to the acquisition of shares of Common Stock of SpectRx, Inc. is filed jointly on behalf of each such person.

Dated: April 7, 2004

EASTON HUNT CAPITAL PARTNERS, L.P.

By:	EHC GP, LP Its general partner

By:	EHC, Inc. Its general partner

By:	/s/ Richard P. Schneider
	Name:	Richard P. Schneider
	Title:	Vice President

EHC GP, LP

By:	EHC, Inc. Its general partner

By:	/s/ Richard P. Schneider
	Name:	Richard P. Schneider
	Title:	Vice President

EHC, Inc.

By:	/s/ Richard P. Schneider
	Name:	Richard P. Schneider
	Title:	Vice President